

July 11, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

> **Re: PFG Fund V, LLC**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed June 11, 2024**
> **File No. 024-12379**

Dear Kevin Amolsch:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amended Offering Statement on Form 1-A

Cover Page

1.  Disclose on the cover page that repayment demands will be processed on a "first-come, first-served basis," as you explain elsewhere, and that you reserve the right to reject repayment demands.

2.  Please expand your cover page disclosure to state whether a percentage of the proceeds from this offering will be held in reserve to meet redemption demands or if you have otherwise set aside reserves to pay demands on your notes, or revise to explain that no percentage or reserves have been determined. To the extent there are reserves, revise to clarify on the cover page and in your offering circular how you will allocate reserves if redemption demands exceed the availability of funds, disclose in what type of account reserves will be held, and explain in what form the reserves will be held, whether in cash or otherwise. Explain whether reserves may be invested, and if so, explain in what assets

or securities the reserves may be invested.

3.      We note your disclosure on page 6 that your manager is entitled to 100% of your distributable cash, and that therefore, you may not have enough cash to repay the notes following the receipt of a repayment demand. Please revise your disclosure here to highlight this risk and also explain whether this is a risk with respect to interest payments. In addition, we note that Section 5.8 of your operating agreement states that the manager will be entitled to certain fees and reimbursement of certain expenses. Please tell us how this disclosure is consistent with the operating agreement.

Prospectus Summary, page 1

4.      We note your revised disclosure on page 44 that you will give the noteholder not less than 30 days prior written notice by First Class mail or email of each repayment. Please include this disclosure in the summary and reconcile with Section 5.2 of the form of promissory note filed as Exhibit 3 which refers to 5 days' notice.

5.      We note your disclosure here and elsewhere in the offering statement that you reserve the right to repay any note, in whole or in part, for any reason, at your sole and absolute discretion. Please revise your disclosure in the offering statement to describe this right in more detail and to clarify under what circumstances you might prepay certain notes but not others.

6.      Please describe how updates disclosing the amount of noteholder repayment demand requests will be made to investors, such as explaining whether such updates will be in the form of post-qualification amendments, offering circular supplements, or otherwise. Please describe what steps, if any, you will take, to protect investors in the event of a rush of repayment demands, and you lack funds to meet all your repayment demands. For example, clarify whether all repayment demands will be paid based on the date of the repayment demand without respect to the total amount of repayment demands received, or explain whether you will make repayment demands to investors in certain situations on a pro rata basis. Also explain how you will address a situation where one investor's repayment demand exceeds available funds.

7.      Please expand your disclosure to explain how your right to reject repayment demands is "subject to" your cash availability and business operations. In this regard, we note your reference on page 43 to the potential that you may not have liquid funds and that in such cases, you would need to wait for the availability of funds. Please also revise your disclosures as appropriate to clarify whether in such cases you would provide the noteholder with information regarding the duration of the expected delay.

Summary of Notes, page 42

8.      You describe a "Reinvestment Option" on page 43 of your offering circular. Please revise to clarify whether this "Reinvestment Option" involves you issuing additional securities to your noteholders, and if yes, explain to us why you refer to your notes as having a "Reinvestment Option" when it appears that this involves you withholding interest payments on these notes until there is a repayment demand or you determine to repay the notes. To the extent applicable, clarify whether you propose to reinvest the interest payments that you would withhold in other securities or assets or cash or otherwise.

9.    Please reconcile your statement on page 45 that the "terms of the Notes may not be modified without written consent of all Noteholders" with paragraph 17 of your form of promissory note, which states that the note may be amended with the consent of the parties thereto. Also revise your disclosure and your form of note to describe additional details about how amendments and modifications to your notes will be made.

10.   Please revise your disclosure to describe the events of default for your notes. Among other things, describe how you may, in your sole option, assign the income stream secured by certain assets directly to the noteholder if an event of default occurs and remains uncured, as you state in Section 4.1 of the form of note. Please revise both your disclosure and your form of note to describe in further detail the meaning of "certain assets." Disclose how you will decide which assets will be assigned and what disclosures would be made to investors regarding any assets being assigned.

Noteholder Repayment Demand, page 43

11.   We refer to your revised disclosure that a noteholder must submit a repayment demand to have all or a portion of the note repaid, and that you reserve the right to reject such demand in whole or in part. You also state that at the time of the repayment date, the note will be considered "fully repaid." Please revise your disclosure and your form of note to clarify how you will track the principal amount of notes that are only partially repaid.

Signature Page, page 62

12.   We acknowledge your revised disclosures in response to prior comment 3. Please further revise the signature page to indicate the capacities in which each officer is signing under the heading - "This Offering Statement has been signed by the following persons in the capacities and on the dates indicated."

Exhibits

13.   We acknowledge your revised disclosures in response to prior comment 1. However, please generally revise your subscription agreement filed as Exhibit 4 for consistency with your described offering. As one example, we note that the exhibit still provides in Section 1(b) that you have 60 days to decide whether to accept or reject a subscription. We also note that Section 2(g) states that no distribution or public offering of the note is to be effected, but you are proposing to conduct a public offering pursuant to Regulation A.

14.   Refer to prior comment 4. Please file an updated auditor consent. The consent you filed is dated January 11, 2021 and does not appear to refer to the financial statements included in the filing.

       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Kevin Kim, Esq.